AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1995

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-8

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ROYCE LABORATORIES, INC.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      FLORIDA                                                     59-2202295
-------------------------------                              -------------------
(STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                  5350 N.W. 165TH STREET, MIAMI, FLORIDA 33014
              ---------------------------------------------------
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                    STOCK OPTION GRANTS TO VARIOUS OFFICERS,
                  DIRECTORS AND EMPLOYEES OUTSIDE OF ANY PLAN
                             STOCK OPTION GRANTS TO
       OFFICERS AND DIRECTORS UNDER THE 1992 AND 1995 STOCK OPTION PLANS
       -----------------------------------------------------------------
                            (FULL TITLE OF THE PLAN)

                               PATRICK J. MCENANY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ROYCE LABORATORIES, INC.
                             5350 N.W. 165TH STREET
                              MIAMI, FLORIDA 33014
                    ---------------------------------------
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                 (305) 624-1500
         -------------------------------------------------------------
         (TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                            PHILIP B. SCHWARTZ, P.A.
                                BROAD AND CASSEL
                                  MIAMI CENTER
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 3000
                              MIAMI, FLORIDA 33131
                           TELEPHONE: (305) 373-9437

                        CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------
                                           PROPOSED MAXIMUM      PROPOSED MAXIMUM
TITLE OF SECURITIES TO    AMOUNT TO BE    OFFERING PRICE PER    AGGREGATE OFFERING       AMOUNT OF
    BE REGISTERED          REGISTERED          SHARE(1)                PRICE          REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock,                985,329
$.005 par value              shares          $.75-$25.41            $5,982,104            $2,062
------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low bid prices of the Company's Common Stock on August 15, 1995.

PROSPECTUS                                                        985,329 SHARES

                            ROYCE LABORATORIES, INC.

     Royce Laboratories, Inc., a Florida corporation (the "Company"), is hereby registering for the account of certain selling shareholders (the "Selling Shareholders") up to 985,329 shares (the "Shares") of its common stock, $.005 par value per share (the "Common Stock") for sale in the public marketplace. These shares are issuable upon the exercise of outstanding stock options (the "Options") held by certain officers, directors and employees of the Company. The Shares may be offered from time to time and at any time by the Selling Shareholders on the over-the-counter market or otherwise at prices then prevailing or in private sales at fees to be negotiated. See "Selling Shareholders" and "Plan of Distribution."

     All proceeds from any sale of the Shares will inure to the benefit of the Selling Shareholders and the Company will not receive any of the proceeds from sales of the Shares. The Company will, however, receive the proceeds from the exercise of the Options. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Shareholders, including brokers' commissions, concessions or discounts, will be borne by the Selling Shareholders. See "Plan of Distribution."

     The Common Stock is listed on the Nasdaq SmallCap Market under the symbol "RLAB." On August 15, 1995, the average of the bid and ask prices of the Common Stock was $7.625 per share.

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE DISCUSSION UNDER "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES ADMINISTRATOR, NOR HAS THE COMMISSION OR ANY STATE SECURITIES ADMINISTRATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is August ___, 1995

                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., and at its following regional offices: Suite 788, 1375 Peachtree St. N.E., Atlanta, Georgia 30367; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Also, copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

        The Company has filed with the Commission a Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete and, in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. The Registration Statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

        The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

        (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended;

        (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

        (c) The Company's Proxy Statement, dated June 7, 1995, for use at the Company's 1995 Annual Meeting of Shareholders;

        (d) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

        (e) The description of the Registrant's Common Stock contained in Registration Statements filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

        (f) Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus but prior to the termination of the offering to which this Prospectus relates.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such copies should be directed to the Company, attention: Chief Financial Officer, 5350 N.W. 165th Avenue, Miami, Florida 33014, telephone (305) 624-1500.

                               PROSPECTUS SUMMARY

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION, FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS MEMORANDUM. EACH INVESTOR IS URGED TO READ THIS MEMORANDUM IN ITS ENTIRETY. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION IN THIS MEMORANDUM HAS BEEN ADJUSTED TO REFLECT A ONE-FOR-THREE REVERSE STOCK SPLIT OF THE OUTSTANDING COMMON STOCK WHICH BECAME EFFECTIVE ON DECEMBER 23, 1993.

        INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

        The Company develops, manufactures and markets generic prescription and over-the-counter drugs in solid dosage form (tablets and capsules). Tablets and capsules comprise the largest portion of the prescription pharmaceutical market. As of the date of this Prospectus, the Company manufactures and markets the following generic pharmaceutical products:

                                                  BRAND NAME
PRODUCT NAME                                      EQUIVALENT                          USE
------------                                      ----------                          ---
Chlorzoxazone                         Parafon Forte(Registered trademark)       Muscle relaxant

Doxepin Hydrochloride                 Sinequan(Registered trademark)            Tranquilizer

Yohimbine Hydrochloride               Yocon(Registered trademark)               Sympathicolytic
                                                                                and mydriatic

Perphenazine and Amitriptyline        Triavil(Registered trademark)             Anti-depressant
 Hydrochloride

Amiloride Hydrochloride and           Moduretic(Registered trademark)           Anti-hypertensive
 Hydrochlorothiazide

Lorazepam                             Ativan(Registered trademark)              Tranquilizer

Baclofen                              Lioresal(Registered trademark)            Muscle relaxant

Hydroxyzine Hydrochloride             Atarax(Registered trademark)              Tranquilizer

Cyclobenzaprine Hydrochloride         Flexeril(Registered trademark)            Muscle relaxant

Pindolol                              Visken(Registered trademark)              Anti-hypertensive

Quinine Sulfate                       none                                      Anti-malarial

         The Company has filed abbreviated new drug applications ("ANDAs") with the Food and Drug Administration ("FDA") for ten additional products in 21 dosage strengths. Since January 1994, the FDA has approved the Company's ANDAs for five generic prescription drugs and has also tentatively approved the Company's ANDA for a sixth generic prescription drug. The Company currently has approximately 20 products under development and expects to file ANDAs for approximately 10 to 12 products over the next 12 months.

         Generic drugs are the chemical and therapeutic equivalents of brand-name drugs for which patents and/or marketing exclusivity rights have expired. Although subject to the same standards for safety and effectiveness as their brand name equivalents, generic drugs are typically sold under their chemical names, typically at prices substantially below their brand name equivalents. The Company believes that the market for generic pharmaceuticals has grown and will continue to grow because of various factors, including the aging of the U.S. population, continuing efforts to contain health care costs by governmental agencies, health care institutions and third party payors, and the increasing awareness and acceptance of generic drugs by physicians, pharmacists and consumers.

         The Company's objective is to increase the number of products offered while being an efficient, low cost manufacturer of generic pharmaceuticals. The Company's product development strategy is to focus on selected niche products, as well as on drugs such as Captopril, whose brand name equivalents have U.S. sales of over $100 million. The Company has identified a number of products which it believes offer growth opportunities, such as drugs having a controlled substance as one of their active ingredients, certain overlooked products and selected drugs with difficult-to-develop formulations. The Company sells its products primarily to drug wholesalers, generic drug distributors, retail buying groups, managed care organizations and drug chains. The Company believes that its willingness to manufacture products under a customer's private label provides an additional opportunity for growth since many of the larger generic drug companies do not manufacture private label products. The Company believes it has an efficient manufacturing facility and that it will realize significant operating leverage as its sales volume increases.

         The Company maintains its executive offices at 5350 N.W. 165th Street, Miami, Florida 33014. Its telephone number is (305) 624-1500.

                              RECENT DEVELOPMENTS

         In March 1995, the Company received a tentative approval from the FDA of the Company's ANDA for Captopril (a generic version of Capoten(Registered trademark)), an anti-hypertensive drug. In order to market Captopril, the Company must receive final approval of its ANDA, which will not be granted until the expiration of patent protection for Capoten(Registered trademark) and is subject to the Company remaining in substantial compliance with current good manufacturing practices. During 1994, sales of Capoten(Registered trademark) in the United States were approximately $581 million.

         On August 4, 1995, the Company was sued by Bristol-Myers Squibb Company, Inc. and E.R. Squibb & Sons, Inc. (collectively, "Bristol-Myers") for patent infringement relating to Captopril. The suit was brought in the U.S. District Court for the Southern District of Florida (Case No. 95-1682). Bristol-Myers holds the patent for Capoten(Registered trademark).

         Under the recently adopted General Agreement on Tariffs and Trade ("GATT") treaty implementing legislation, patent protection for Capoten(Registered trademark) was extended from August 8, 1995 until February 13, 1996. However, on June 26, 1995, the Company asserted in a certification filed with the FDA that under GATT, the Company should have the right to market Captopril after August 8, 1995, subject to the Company's possible obligation to pay "equitable remuneration" to Bristol-Myers during the period between August 8, 1995 and February 13, 1996. This lawsuit was filed by Bristol-Myers in response to the filing of the certification by the Company.

         The suit seeks a declaration that Bristol Myers' patent for Capoten(Registered trademark) does not expire earlier than February 13, 1996, that the Company is not entitled to market the product under GATT between August 8, 1995 and February 13, 1996 even with the payment of "equitable remuneration" and that the Company's infringement of this patent is willful and deliberate. It also seeks attorney's fees, costs and such other relief as the case may require and the Court may deem just and proper. Although the Company has not yet marketed Captopril, Bristol-Myers claims that the filing of the certification with the FDA was itself an infringement of the patent. Bristol-Myers has stated that its position is supported by an FDA ruling and a recent judicial opinion of the U.S. Court of Appeals for the Federal Circuit.

         The Company believes that its interpretation of the GATT treaty implementing legislation is accurate. The Company intends to vigorously contest this suit. There can be no assurance as to the outcome of the suit. See "Risk Factors - Tentative Approval of Captopril and General Agreement on Tariffs and Trade ("GATT") Treaty."

         On July 21, 1995, the Company completed a private placement of its securities (the "Private Placement"). In the Private Placement, the Company sold 833,333 units of its securities at a purchase price of $6.00 per unit. Each unit is comprised of one share of Common Stock and a twelve-month warrant to purchase one share of Common Stock at an exercise price of $6.50 per share. The Company received aggregate net proceeds in the offering of approximately $4,576,000. Gruntal & Co., Incorporated ("Gruntal") acted as the placement agent of the Private Placement. In connection with the Private Placement, Gruntal received a commission of seven percent of the gross proceeds of the Private Placement and the Company paid accountable expenses of $70,000 to Gruntal. Gruntal also received, as part of its compensation for its services, a warrant to purchase 83,333 shares of Common Stock at an exercise price equal to $6.00 per share exercisable until July 21, 1998. The proceeds of the Private Placement are being used for research and development, capital expenditures and for working capital.

         On August 18, 1995, the Company filed a Registration Statement on Form S-3 to register for sale in the public market the 833,333 shares of Common Stock and the 833,333 shares of Common Stock underlying the Warrants sold in the Private Placement, as well as the 83,333 shares underlying the Gruntal Warrant. If the Company's Form S-3 registration Statement has not been declared effective by October 21, 1995, the Company will be obligated to issue to the investors in the Private Placement five-year warrants to purchase 41,667 shares of the Common Stock at an exercise price of $6.50 per share (and to register those shares).

                                  THE OFFERING

        This Prospectus relates to the offering of up to 985,329 shares of Common Stock (the "Shares"). The Shares underlying outstanding stock options are owned by certain persons (collectively, the "Selling Shareholders"). Of the Options, which were granted at various times, 674,929 were issued outside of any plan, 274,572 were issued under the Company's 1992 Stock Option Plan (the "1992 Plan") and 35,828 were issued under the Company's 1995 Stock Option Plan (the "1995 Plan").

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from sales of the Shares by the Selling Shareholders. Any proceeds received by the Company upon the exercise of the Options will be used for working capital. See "Use of Proceeds."

                            COMMON STOCK OUTSTANDING

        As of August 14, 1995, the following Company securities were outstanding: (i) 12,815,979 shares of Common Stock; and (ii) options and warrants to purchase an additional 3,064,458 shares of Common Stock (including the Options).

                                 NASDAQ SYMBOL

        The Nasdaq Symbol for the Company's Common Stock is "RLAB."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

        THE SUMMARY FINANCIAL DATA SET FORTH BELOW IS DERIVED FROM THE COMPANY'S FINANCIAL STATEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE NOTES THERETO.

                                                                                              SIX MONTHS
                                                                                            ENDED JUNE 30,
                                                YEARS ENDED DECEMBER 31,                     (UNAUDITED)
                               -------------------------------------------------------    -----------------
                                 1990     1991         1992        1993         1994       1994       1995
                                 ----     ----         -----       ----         ----       ----       ----
OPERATING DATA(1)
Net sales ..................   $1,504    $1,991       $ 2,423    $ 3,519       $ 6,191    $2,464    $ 4,157
Gross profit ...............      203       541            25        443         1,561       501      1,261
Research and development ...      132       196           283        305           960       343        668
Selling, general and
   administrative expenses..      463       665         2,232      2,001         2,189     1,075      1,395
Operating loss .............     (392)     (320)       (3,060)    (1,887)       (1,605)     (932)      (802)
Other income (expense) .....     (119)       42           162     (2,046)(2)       128        26         55
Net income (loss) ..........     (433)       68(3)     (2,898)    (3,933)       (1,477)     (906)      (747)
Net income (loss) per
  common share .............   $ (.18)   $  .01       $  (.31)   $  (.41)      $  (.14)   $ (.09)   $  (.06)
Weighted average number of
  shares outstanding .......    2,467     7,897         9,321      9,493        10,554     9,840     11,965

                                              DECEMBER 31,          DECEMBER 31,           JUNE 30,
                                                  1993                  1994                 1995
                                              ------------          ------------          -----------
BALANCE SHEET DATA                                                                        (Unaudited)

Working capital..........................        $2,800                $5,300                $4,347
Total assets.............................         4,103                 8,273                 7,116
Current liabilities......................           638                 1,885                 1,304
Long-term debt...........................             -                    33                   156
Stockholders' equity.....................         3,465                 6,355                 5,656

------------------
(1) Certain amounts presented in prior years' financial data have been reclassified to conform to current year's presentation.

(2) Includes primarily non-cash charges to earnings, including $1,336,000 in connection with the settlement of the class action and other litigation and $768,000 in connection with the write-off of Piroxicam inventory and related items.

(3)   Includes a gain on settlement of indebtedness of $346,000.

                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THEREFORE, IN EVALUATING THE COMPANY AND ITS BUSINESS PROSPECTS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF COMMON STOCK IN THIS OFFERING.

         HISTORY OF LOSSES. The Company has incurred substantial losses over the last few years and had an accumulated deficit of approximately $16.3 million at June 30, 1995. There can be no assurance that the Company will ever become profitable.

         DEPENDENCE ON NEW PRODUCT DEVELOPMENT. The Company's results of operations will depend, to a significant extent, upon its ability to successfully commercialize generic pharmaceutical products. Products must be developed and tested, meet strict regulatory standards, receive requisite regulatory approvals and be manufactured on a cost-effective basis before successful commercialization can be achieved. The development and commercialization process is time consuming and costly. Delays in any part of the process or the inability of the Company to obtain regulatory approval of its products could materially adversely affect the Company's future results of operations. The Company believes that it takes between twelve and thirty months from the time that an ANDA is filed until its approval, although such time period has been longer in the past and may be longer in the future. The Company is dependent on the FDA approval process to introduce new products to the market. There can be no assurance as to when and if the Company will have new products to market, or that, if its products are approved, they can be successfully commercialized.

         GOVERNMENT REGULATION. All pharmaceutical manufacturers, including the Company, are subject to extensive regulation by the FDA and other federal and state agencies. The Company is subject to periodic inspection of its facilities and operations and testing of its products by the FDA. The FDA has extensive enforcement powers over pharmaceutical manufacturers, including the power to withhold or deny approvals of new products, suspend or withdraw prior product approvals, request the recall of existing products, seize products, delay or prevent product sales, enjoin production or shipping, and criminally prosecute companies and individuals for violations of laws and regulations. Current FDA procedures may delay initial product shipments. Any manufacturer failing to comply with FDA requirements may be unable to obtain approvals for the introduction of new products. In recent years, the ANDA filing procedure has become more rigorous, time consuming and costly. Further, the Company cannot predict the extent to which it may be affected by legislative and regulatory developments concerning its products, operations or the health care field generally. Regulatory compliance issues or regulatory changes affecting the Company's operations or the approval or shipment of products could have a material adverse effect upon the Company's business. See "Business - Government Regulation." Between July 1992 and December 1993, the Company was in the FDA's Validity Assessment Program and, as a result, during this period the Company could not file ANDAs and the FDA did not review ANDAs previously filed by the Company. The Company was released from this program in December 1993 and since then has received ANDA approvals for five additional products and a tentative approval for a sixth product.

         TENTATIVE APPROVAL OF CAPTOPRIL AND GENERAL AGREEMENT ON TARIFFS AND TRADE ("GATT") TREATY. The Company has been granted a tentative approval by the FDA of its ANDA for Captopril, the generic version of Capoten(Registered trademark). In order to market Captopril, the Company must receive final approval of its ANDA, which will not be granted until the expiration of patent protection for Capoten(Registered trademark) and is subject to the Company remaining in substantial compliance with current good manufacturing practices. While the Company believes it will receive final approval of its ANDA when patent protection for Capoten(Registered trademark) expires, there can be no assurance it will receive such approval. Under the recently adopted GATT Treaty implementing legislation, patent protection for Capoten(Registered trademark) was extended from August 8, 1995 to February 13, 1996. The FDA recently announced that it will not grant final approval of any ANDAs for Captopril until February 13, 1996. Six generic drug companies, including the Company, have received tentative approval of an ANDA for Captopril. The Company has become involved in litigation relating to the patent expiration date for Capoten(Registered trademark). See "Prospectus Summary - Recent Developments." There can be no assurance as to when the Company will be able to commence marketing this product.

         PENDING SEC INVESTIGATION. In February 1993, the Securities and Exchange Commission ("SEC") initiated a formal investigation into possible violations of Federal securities laws by the Company and certain of its officers and directors. The SEC investigation is focusing on the Company's public disclosure during the period between July 1991 and April 1992 regarding the status of the Company's ANDAs for Piroxicam and Minoxidil and on sales of securities during this period by certain persons, including Company executive officers and/or directors Patrick J. McEnany, Richard W. Gross, Rick A. Wilber, Abul Bhuiyan and Nilkanth Patel. The Company believes that the SEC's investigation is ongoing. No assurance can be given as to the outcome of the SEC's investigation or that such outcome will not have a material adverse effect upon the Company.

         NECESSITY OF ADDITIONAL CAPITAL. The amount of capital required by the Company at various times will depend, in part, on the timing of ANDA approvals and, accordingly, the timing of the Company's new product introductions, as well as the size of the market of each new product being launched. The Company may require additional capital in the future to finance its research and development, capital expenditures and working capital needs. Under its present business plan, the Company anticipates that its available cash will meet its capital requirements through March 31, 1996. While the Company believes that additional financing will be available, there can be no assurance that such financing will be secured. If the Company is unable to obtain such capital, it will likely be forced to reduce the level of its research and development efforts and to make other changes to its present business plan until such funding can be secured, which may have a material adverse effect on the Company.

         HEALTH CARE REFORM. There is significant political pressure to contain health care costs at the federal and state levels. The Clinton administration has previously proposed comprehensive legislation to reform the health care system. In addition, members of Congress have submitted several alternative plans for national health care reform. None of the proposals has been adopted. Members of the Clinton administration and Congress have expressed an interest in controlling the prices pharmaceutical companies charge for their products. It is uncertain what reforms, if any, will ultimately be enacted by the federal government or any state government. There can be no assurance that future government or private cost control initiatives or other changes in the health care market will not adversely affect the Company or its industry.

         COMPETITION. The drug industry is highly competitive and the Company experiences substantial competition in connection with the manufacture and sale of its generic pharmaceuticals. The Company competes with generic drug manufacturers, brand-name pharmaceutical companies that manufacture or market generic drugs, the original manufacturers of brand-name drugs that continue to produce such drugs after patent expirations or introduce generic versions of their branded products, and manufacturers of new drugs that may compete with the Company's generic drugs. Many competitors have a greater number of products on the market and have greater financial and other resources, allowing them to devote greater resources to research and development and marketing. Newly introduced generic products with limited or no other generic competition are typically sold at higher selling prices, often resulting in increased gross profit margins. As competition from other manufacturers intensifies, selling prices typically decline. As a result, the maintenance of profitable operations will be dependent, in part, on the Company's ability to maintain efficient production capabilities and to develop and introduce new products in a timely manner.

         DEPENDENCE ON PRINCIPAL CUSTOMERS. During 1994 and 1993, two customers accounted for approximately 24% and 27%, respectively, of the Company's net sales. Further, during 1994 and 1993, the Company's ten largest customers accounted for approximately 60% and 64%, respectively, of net sales. The loss of any one of these customers may have an adverse effect on the Company's operations.

         DEPENDENCE ON LIMITED NUMBER OF PRODUCTS. At present, the Company manufactures and markets 11 generic pharmaceutical products. During 1994, four of the Company's products each accounted for more than 10 percent of the Company's net sales (the largest of which accounted for approximately 22 percent of the Company's net sales) and together accounted for approximately 69 percent of the Company's net sales. Although the Company's strategy is to increase the number of products offered, a significant loss of sales of any of these products could have an adverse impact on the Company's results of operations. The Company believes that as new products are developed and approved, the Company's largest product and the Company's dependence thereon will vary from period to period.

         DEPENDENCE ON SUPPLIERS. Sources for materials used in the Company's products must be approved by the FDA, and only one source has been approved for the active ingredient used in all but three of the Company's products. Any interruption of materials from sole source suppliers or delays in FDA approval of new suppliers could have a material adverse effect on the Company's business. The Company intends to file supplements with the FDA for additional secondary sources in the future. There can be no assurance as to when and if these approvals will be received. The Company experienced raw material shortages during 1993 with respect to its largest product and, while such shortages were alleviated, there can be no assurance that they will not recur in the future.

         PRODUCT LIABILITY INSURANCE. Production and sale of pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all.

Although the Company currently maintains liability insurance for all of its products in the amount of $3.0 million, there can be no assurance that coverage limits of the Company's insurance policies will be adequate. A claim brought against the Company, whether fully covered by insurance or not, could have a material adverse effect upon the Company.

         ATTRACTION AND RETENTION OF KEY PERSONNEL. The success of the Company's present and future operations will depend, to a large extent, upon the continued services of the Company's executive officers, including Patrick J. McEnany, its Chairman and President. The loss of the services of certain of the executive officers could have a material adverse effect on the Company. The Company's success is also dependant upon its ability to attract and retain other highly qualified scientific, managerial and manufacturing personnel. Competition for such personnel is intense. The Company competes with numerous pharmaceutical and health care companies, as well as with universities and nonprofit research organizations for such personnel. There can be no assurance that the Company will continue to be able to attract and retain qualified personnel.

         VOLATILITY OF STOCK MARKET. The market prices for securities of companies engaged primarily in the development, manufacture and marketing of pharmaceuticals has historically been volatile. The market price of the Common Stock has been volatile in the past and may be volatile in the future. Various factors may influence the market price of the Common Stock including fluctuations in the Company's operating results, the announcement of technological innovations or new commercial products by the Company or its competitors, governmental regulation, regulatory approvals, publicity regarding the status of the Company's product development efforts, political developments or proposed legislation in the health care industry, and other investment considerations.

         SHARES ELIGIBLE FOR FUTURE SALE. Substantially all of the outstanding Common Stock is available for sale in the public marketplace. There are also outstanding stock options and warrants to purchase an aggregate of 3,064,458 shares of Common Stock at various exercise prices per share. The Company has an effective registration statement on Form S-3 covering the public sale of, among other items, 2,000,000 shares of Common Stock issued by the Company in a private placement of the Common Stock completed during the third quarter of 1994. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock, and could impair the Company's ability to raise capital through the sale of its equity securities.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from sales of the Shares by the Selling Shareholders. Any proceeds received by the Company upon the exercise of the Options will be used for working capital.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         The securities being registered for sale in the public market are the shares of Common Stock underlying the Options. For information about the Options, see "Selling Shareholders." For a description of the method whereby the Selling Shareholders will distribute the Shares in the public market, see "Plan of Distribution."

                              SELLING SHAREHOLDERS

         The following table lists the number of shares of Common Stock being registered in the Registration Statement (of which this Prospectus forms a part) on behalf of each of the Selling Shareholders listed below and the approximate percentage of the shares of Common Stock outstanding (assuming that no outstanding options or warrants (except the Options) has been exercised). None of the Selling Shareholders, other than Patrick J. McEnany, Rick A. Wilber, Richard W. Gross, Gregory Reed, David Cohen, Henry S. Keel, Charles J. Simons, Eugene Sokol, Abul K. Bhuiyan, Loren Gelber, Steven Miller, Robert E. Band, Mohammed Rahman and Neil Patel (who are executive officers and/or directors of the Company) is an affiliate of the Company. Other than with respect to the Selling Shareholders set forth above, the Company is not aware of the ownership of the Company's securities by any of the Selling Shareholders. Resales or reoffers of the Shares by the Selling Shareholders must be accompanied by a copy of this Prospectus, or must be effected through an exemption from registration, such as pursuant to Rule 144.

         The following table sets forth the Shares of Common Stock registered hereby:

                               SHARES BENEFICIALLY                        SHARES BENEFICIALLY
NAME                          OWNED BEFORE OFFERING     SHARES OFFERED    OWNED AFTER OFFERING
----                       --------------------------   --------------  -----------------------
                             NUMBER        PERCENT(1)                     NUMBER        PERCENT
                             ------        -------                        ------        -------
Patrick J. McEnany         778,318(2)        5.9            348,331      429,987          3.3

Rick A. Wilber             211,497(3)        1.6             29,164      182,333          1.4

Richard W. Gross            76,919(4)         *              38,330       38,589           *

Gregory Reed, M.D.          67,837(5)         *              44,165       23,672           *

David Cohen, Ph.D.          46,517(6)         *              27,497       19,020           *

                               SHARES BENEFICIALLY                        SHARES BENEFICIALLY
NAME                          OWNED BEFORE OFFERING     SHARES OFFERED    OWNED AFTER OFFERING
----                       --------------------------   --------------  -----------------------
                             NUMBER        PERCENT(1)                     NUMBER        PERCENT
                             ------        -------                        ------        -------
Henry S. Keel               97,914(7)         *              32,914       65,000           *

Charles J. Simons           41,998(8)         *              18,332       23,666           *

Eugene Sokol                65,000(9)         *              55,000       10,000           *

Abul K. Bhuiyan            113,333(10)        *              93,333       20,000           *

Loren Gelber                55,000(11)        *              55,000            0           *

Steven Miller               60,700(12)        *              50,000       10,700           *

Robert E. Band              50,000(13)        *              40,000       10,000           *

Mohammed Rahman             33,333(14)        *              33,333            0           *

Neil Patel                  39,101(15)        *              39,101            0           *

Betty Murchison              8,333(16)        *               8,333            0           *

Seymour Gobar                  833(17)        *                 833            0           *

John Hargett                   833(18)        *                 833            0           *

Tom Quaranta                   833(19)        *                 833            0           *

Steve Rhea                     833(20)        *                 833            0           *

William Grant               32,498(21)        *              32,498            0           *

Paula Mayo                   3,333(22)        *               3,333            0           *

Rhonda Myers                 3,333(23)        *               3,333            0           *

Gordon Baltzer              25,000(24)        *              25,000            0           *

Philip B. Schwartz           5,000(25)        *               5,000            0           *
                                                            -------
                                                            985,329(26)
                                                            =======

------------------
*      Less than 1%

(1) Based on 12,815,979 shares of Common Stock outstanding, plus, as to each person, the exercise of their outstanding options.

                                       12


(2) Includes 148,673 shares owned of record by Equisource Capital, Inc., of which Mr. McEnany is the sole shareholder. Also includes options to acquire 348,331 shares of Common Stock, as follows: (i) vested options granted outside of any plan to purchase 83,333 shares at an exercise price of $2.64 per share; (ii) vested options granted under the 1992 Plan to purchase 3,333 shares at $25.41 per share; (iii) vested options granted under the 1992 Plan to purchase 3,333 shares at $6.56 per share;
       (iv) vested options granted under the 1992 Plan to purchase 4,166 shares at $5.75 per share; (v) vested options granted outside of any plan to purchase 100,000 shares at an exercise price of $6.75 per share; (vi) unvested options granted outside of any plan to purchase 150,000 shares at an exercise price of $6.75 per share; and (vi) vested options granted under the 1995 Plan to purchase 4,166 shares at an exercise price of $8.44 per share. Excludes 30,130 shares owned by Mr. McEnany's brother, 35,333 shares owned by Mr. McEnany's wife, and 166 shares owned by Mr. McEnany's daughter. Mr. McEnany disclaims any beneficial interest in the shares owned by his brother, the shares owned by his wife and the shares owned by his daughter.

(3) Includes vested options to acquire 29,164 shares of Common Stock, as follows: (i) options granted outside of any plan to acquire 5,000 shares at an exercise price of $2.64 per share; (ii) options granted under the 1992 Plan to acquire 4,166 shares at an exercise price of $25.41 per share; (iii) options granted under the 1992 Plan to acquire 4,166 shares at an exercise price of $6.56 per share; (iv) options granted under the 1992 Plan to purchase 4,166 shares at an exercise price of $5.75 per share; (v) options granted outside of any plan to purchase 7,500 shares at an exercise price of $4.00 per share; and (vi) options granted under the 1995 Plan to purchase 4,166 shares at an exercise price of $8.44 per share. Excludes 6,666 shares owned by Mr. Wilber's mother, over which shares Mr. Wilber disclaims beneficial interest. Also includes warrants to purchase 5,000 shares of Common Stock at an exercise price of $6.50 per share until July 21, 1996.

(4) Includes vested options to acquire 38,330 shares of Common Stock, as follows: (i) options granted outside of any plan to acquire 8,333 shares at an exercise price of $2.64 per share; (ii) options granted under the 1992 Plan to acquire 5,000 shares at an exercise price of $25.41 per share; (iii) options granted under the 1992 Plan to acquire 5,833 shares at an exercise price of $6.56 per share; (iv) options granted under the 1992 Plan to purchase 5,833 shares at an exercise price of $5.75 per share; (v) options granted outside of any plan to purchase 7,500 shares at an exercise price of $4.00 per share; and (vi) options granted under the 1995 Plan to purchase 5,832 shares at an exercise price of $8.44 per share.

(5) Includes vested options to acquire 44,165 shares of Common Stock, as follows: (i) options granted outside of any plan to acquire 10,000 shares at an exercise price of $.75 per share; (ii) options granted outside of any plan to acquire 5,000 shares at an exercise price of $2.64 per share;
       (iii) options granted under the 1992 Plan to acquire 4,583 shares at an exercise price of $25.41 per share; (iv) options granted under the 1992 Plan to acquire 4,583 shares at an exercise price of $6.56 per share; (v) options granted outside of any plan to acquire 3,333 shares at an exercise price of $6.56 per share; (vi) options granted under the 1992 Plan to purchase 4,583 shares at an exercise price of $5.75 per share;
       (vii) options granted outside of any plan to purchase 7,500 shares at an exercise price of $4.00 per share; and (viii) options granted under the 1995 Plan to purchase 4,583 shares at an exercise price of $8.44 per share. Also includes warrants to purchase 3,333 shares of Common Stock at an exercise price of $6.50 per share until July 21, 1996.

(6) Includes 19,020 shares owned of record by C&G Investments, Inc., of which Dr. Cohen is a principal shareholder. Also includes vested options to acquire 27,497 shares of Common Stock, as follows: (i) options granted outside of any plan to acquire 3,333 shares at an exercise price of $12.39 per share; (ii) options granted under the 1992 Plan to acquire 4,166 shares at an exercise price of $25.41 per share; (iii) options granted under the 1992 Plan to acquire 4,166 shares at an exercise price of $6.56 per share; (iv) options granted under the 1992 Plan to purchase 4,166 shares at an exercise price of $5.75 per share; (v) options granted outside of any plan to purchase 7,500 shares at an exercise price of $4.00 per share; and (vi) options granted under the 1995 Plan to purchase 4,166 shares at an exercise price of $8.44 per share.


                                       13


(7) Includes vested options to acquire 32,914 shares of Common Stock, as follows: (i) options granted outside of any plan to acquire 5,000 shares at an exercise price of $2.64 per share; (ii) options granted under the 1992 Plan to acquire 4,583 shares at an exercise price of $25.41 per share; (iii) options granted under the 1992 Plan to acquire 4,166 shares at an exercise price of $6.56 per share; (iv) options granted outside of any plan to acquire 3,333 shares at an exercise price of $6.56 per share;
       (v) options granted under the 1992 Plan to purchase 4,166 shares at an exercise price of $5.75 per share; (vi) options granted outside of any plan to purchase 7,500 shares at an exercise price of $4.00 per share; and (vii) options granted under the 1995 Plan to purchase 4,166 shares at an exercise price of $8.44 per share. Also includes warrants to purchase 10,000 shares of Common Stock at an exercise price of $6.50 per share until July 21, 1996.

(8) Includes vested options to acquire 18,332 shares of Common Stock, as follows: (i) options granted under the 1992 Plan to acquire 2,500 shares at an exercise price of $6.09 per share; (ii) options granted under the 1992 Plan to acquire 4,166 shares at an exercise price of $5.75 per share; (iii) options granted outside of any plan to acquire 7,500 shares at an exercise price of $4.00 per share; and (iv) options granted under the 1995 Plan to purchase 4,166 shares at an exercise price of $8.44 per share. Also includes warrants to purchase 6,000 shares of Common Stock at an exercise price of $6.50 per share until July 21, 1996.

(9) Includes vested options granted outside of any plan to acquire 25,000 shares of Common Stock at $9.56 per share and unvested options granted outside of any plan to acquire 30,000 shares of Common Stock at an exercise price of $3.50 per share.

(10) Includes (i) vested options granted outside of any plan to acquire 13,333 shares of Common Stock at an exercise price of $2.64 per share, (ii) unvested options granted outside of any plan to purchase 40,000 shares at an exercise price of $3.50 per share, and (iii) unvested options granted under the 1992 Plan to acquire 40,000 shares of Common Stock at an exercise price of $6.94 per share.

(11) Includes (i) options granted under the 1992 Plan to acquire 25,000 shares of Common Stock (16,666 of which are presently vested and 8,334 of which are presently unvested) at an exercise price of $3.00 per share; and (ii) unvested options granted outside of any plan to acquire 30,000 shares of Common Stock at an exercise price of $3.00 per share.

(12) Includes (i) vested options granted under the 1992 Plan to acquire 20,000 shares of Common Stock at an exercise price of $4.50 per share; and (ii) unvested options granted outside of any plan to acquire 30,000 shares of Common Stock at an exercise price of $3.50 per share. Also includes warrants to purchase 5,000 shares of Common Stock at an exercise price of $6.50 per share until July 21, 1996.

(13) Includes (i) options granted under the 1992 Plan to acquire 40,000 shares of Common Stock at an exercise price of $4.625 per share. Of these options, 13,333 are presently vested and the balance are presently unvested. Also includes warrants to purchase 5,000 shares of Common Stock at an exercise price of $6.50 per share until July 21, 1996.

(14) Includes (i) vested options granted outside of any plan to acquire 3,333 shares of Common Stock at an exercise price of $10.68 per share; (ii) unvested options granted outside of any plan to acquire 20,000 shares of Common Stock at an exercise price of $3.50 per share; and (iii) options granted under the 1992 Plan to acquire 10,000 shares (6,666 of which are presently vested) at an exercise price of $7.69 per share.

(15) Includes (i) 13,000 shares issued upon the exercise of vested options granted outside of any plan, (ii) 2,768 shares issued in lieu of compensation, (iii) vested options granted outside of any plan to acquire 8,333 shares of Common Stock at an exercise price of $2.64 per share; and
       (iv) unvested options granted under the 1992 Plan to acquire 15,000 shares of Common Stock at an exercise price of $6.94 per share.

                                       14


(16) Includes (i) vested options granted outside of any plan to acquire 3,333 shares of Common Stock at an exercise price of $8.16 per share; and (ii) vested options granted outside of any plan to acquire 5,000 shares of Common Stock at an exercise price of $3.50 per share.

(17) Includes vested options granted outside of any plan to acquire 833 shares of Common Stock at an exercise price of $19.50 per share.

(18) Includes vested options granted outside of any plan to acquire 833 shares of Common Stock at an exercise price of $19.50 per share.

(19) Includes vested options granted outside of any plan to acquire 833 shares of Common Stock at an exercise price of $19.50 per share.

(20) Includes vested options granted outside of any plan to acquire 833 shares of Common Stock at an exercise price of $19.50 per share.

(21) Includes the following: (i) options granted outside of any plan to acquire 3,333 shares at an exercise price of $12.39 per share; (ii) options granted under the 1992 Plan to acquire 4,583 shares at an exercise price of $25.41 per share; (iii) options granted under the 1992 Plan to acquire 4,583 shares at an exercise price of $6.56 per share;
       (iv) options granted outside of any plan to acquire 3,333 shares at an exercise price of $6.56 per share; (v) options granted under the 1992 Plan to purchase 4,583 shares at an exercise price of $5.75 per share;
       (vi) options granted under the 1995 Plan to purchase 4,583 shares at an exercise price of $8.44 per share; and (vii) 7,500 shares issued in August 1995 upon the exercise of a vested option. Mr. Grant was a director of the Company from 1991 until April 1995, when he resigned from the Board of Directors.

(22) Options granted outside of any plan to purchase 3,333 shares at an exercise price of $.75 per share.

(23) Options granted outside of any plan to purchase 3,333 shares at an exercise price of $.75 per share.

(24) Vested options granted under the 1992 Plan to purchase 25,000 shares at an exercise price of $6.00 per share.

(25) Vested options granted outside of any plan to acquire 5,000 shares at an exercise price of $4.00 per share.

(26) Represents shares of Common Stock underlying stock options held by each of the Selling Shareholders. These stock options were granted to the Selling Shareholders for their services as officers, directors and/or employees of the Company.

                              PLAN OF DISTRIBUTION

       The distribution of the shares of Common Stock by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market or on the NASDAQ system (or any exchange on which the Common Stock may then be listed) in negotiated transactions, through the writing of options (whether such options are listed on an Options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of shares for whom they may act as agent. The Selling Shareholders may also sell such shares pursuant to Rule 144 promulgated under the Act, or may pledge the shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Act.

       Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, the Selling Shareholders will be subject to prospectus delivery requirements under the Act. Furthermore, in the event of a "distribution" of the shares, such Selling Shareholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

       In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

                                 LEGAL MATTERS

        Broad and Cassel, a partnership including professional associations, Miami, Florida, has acted as counsel to the Company in connection with this offering, and has rendered an opinion as to the legality of the securities being offered hereby.

                                    EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                    INCORPORATION OF DOCUMENTS BY REFERENCE

        For information regarding the documents incorporated herein, see "Information Incorporated by Reference" above.

                      EXEMPTION FROM REGISTRATION CLAIMED

        The shares of Common Stock issuable to the Selling Shareholders upon the exercise of the Options will be issued pursuant to this Registration Statement. The Options, previously issued to the Selling Shareholders, were issued pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended, provided in Section 4(2) thereunder.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's By-laws, as amended, contain a provision that would limit the scope of personal liability of directors for monetary damages for breach of certain duties. The provision is consistent with Section 607.0831 of the Florida Business Corporations Act which, among other reasons, is designed to encourage qualified individuals to serve as directors of Florida corporations by permitting a Florida corporation to limit director's liability for monetary damages for breach of duty of care.

        The indemnification provision in the Company's By-laws, as amended, is intended to protect the Company's directors against personal liability for breaches of their duty of care in certain circumstances. The provisions of the By-laws would absolve directors of liability for negligence in the performance of their duties, excluding gross negligence, breach of duty of loyalty to the corporation and shareholders and violations of Section 607.0831 of the Florida Business Corporations Act. Section 607.0831 provides that directors are personally liable for unlawful dividends or unlawful stock repurchases or redemptions. Further, the provision in the Company's By-laws would not limit or eliminate liability of directors arising in connection with causes of action brought under federal securities laws.

                                    EXHIBITS

 NO.         DOCUMENT NAME
 ---         -------------

 5           Opinion of Broad and Cassel.

23.1 Consent of Price Waterhouse LLP, independent certified public accountants.

23.2         Consent of Broad and Cassel (included in Exhibit 5).

99.1 1992 Stock Option Plan (incorporated by reference from Exhibit 10.9 to the Registrant's Registration Statement on Form S-2, declared effective on February 8, 1994. SEC File Number 33-72276).

99.2 1995 Stock Option Plan (incorporated by reference from the Company's Proxy Statement, dated June 7, 1995).

                                  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed or any material change to such information in the Registration Statement.

         (2) That for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment as a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on this 16th day of August, 1995.

                                            ROYCE LABORATORIES, INC., Registrant

                                            By:/S/ PATRICK J. McENANY
                                            ------------------------------------
                                               Patrick J. McEnany, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

       SIGNATURE                               TITLE                           DATE
       ---------                               -----                           ----
/S/ PATRICK J. McENANY           Chairman of the Board, President,        August 16, 1995
------------------------      Chief Executive and Operations Officer
Patrick J. McEnany

------------------------        Secretary-Treasurer and Director          August __, 1995
Richard W. Gross, Esq.


/S/ HENRY S. KEEL
------------------------                     Director                     August 16, 1995
Henry S. Keel


/S/ GREGORY REED, M.D.
------------------------                     Director                     August 16, 1995
Gregory Reed, M.D.


/S/ RICK A. WILBER
------------------------                     Director                     August 16, 1995
Rick A. Wilber


/S/ DAVID COHEN
------------------------                     Director                     August 16, 1995
David Cohen, Ph.D.

       SIGNATURE                               TITLE                           DATE
       ---------                               -----                           ----
/S/ CHARLES J. SIMONS
------------------------                     Director                     August 16, 1995
Charles J. Simons


/S/ HUBERT E. HUCKEL
------------------------                     Director                     August 16, 1995
Hubert E. Huckel, M.D.


/S/ OGDEN R. REID
------------------------                     Director                     August 16, 1995
Ogden R. Reid


/S/ ROBERT E. BAND
------------------------             Vice President, Finance              August 16, 1995
Robert E. Band, C.P.A.         and Chief Financial and Accounting
                                             Officer

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